FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ____________________________________________________________________________
 1. Name and Address of Reporting Person
    Pollack     Lester
    Thirty Rockefeller Plaza, Suite 5050
    New York, NY  10020
 ___________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    U.S. Bancorp  (NYSE:USB)
 ___________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
    ###-##-####
 ___________________________________________________________________________
 4. Statement for Month/Year
    6/98
 ___________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (  ) DIRECTOR
  (  ) 10% OWNER
  (  ) OFFICER (GIVE TITLE BELOW)
  (XX) OTHER (SPECIFY TITLE BELOW)
       Observer to Board of Directors
   _____________________________________________________


 ___________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  (XX) Form filed by One Reporting Person

  (  ) Form filed by More than One Reporting Person

 ===========================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ___________________________________________________________________________
 1. Title of Security (Instr. 3)
    No securities owned*
 ___________________________________________________________________________
 2. Transaction Date (Month/Day/Year)

 ___________________________________________________________________________
 3. Transaction Code (Instr. 8)

 ___________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

 ___________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

 ___________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

 ___________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ===========================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)

 ___________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security

 ___________________________________________________________________________
 3. Transaction Date (Month/Day/Year)

 ___________________________________________________________________________
 4. Transaction Code (Instr. 8)

 ___________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)

 ___________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)

 ___________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)

 ___________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)

 ___________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)

 ___________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)

 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________
 EXPLANATION OF RESPONSES:



     /s/ Lester Pollack                               July 2, 1998
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).



      * Corporate Advisors, L.P. ("Corporate Advisors"), of which Mr. Pollack is senior managing director, is the general partner of each of Corporate Partners, L.P. ("Corporate Partners") and Corporate Offshore Partners, L.P. ("Offshore"; together with Corporate Partners, the "Partnerships"). After giving effect to the transactions described below, Corporate Partners is a record owner of 8,330,285 shares of common stock, par value $1.25 per share (the "Common Stock"), of U.S. Bancorp (the "Company"). After giving effect to the transactions described below, Offshore is a record owner of 605,737 shares of Common Stock. LFCP Corp. is the general partner of Corporate Advisors and a wholly owned subsidiary of Lazard Freres & Co. LLC, a New York limited liability company ("Lazard"). Mr. Pollack is Chairman, Treasurer and a director of LFCP Corp., a managing director of Lazard and serves as an observer to the Board of Directors of the Company.

      Corporate Advisors acts as an investment manager for the State Board of Administration of Florida ("State Board") pursuant to an investment management agreement between the State Board and Corporate Advisors, dated as of June 17, 1988 (the "Investment Management Agreement"), with respect to account assets held in a certain custody account of the State Board. After giving effect to the transactions described below, the State Board is a record owner of 883,978 shares of Common Stock pursuant to the Investment Management Agreement.

      Pursuant to the partnership agreements of the Partnerships, Corporate Advisors, as general partner of the Partnerships, has sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned by the Partnerships. Pursuant to the Investment Management Agreement, Corporate Advisors has the sole and exclusive right, power and authority to vote and dispose of all of the shares of Common Stock owned on behalf of the State Board pursuant to the Investment Management Agreement.

      Mr. Pollack disclaims "beneficial ownership" (as such term is defined in Rule 16a-1(a) promulgated under the Securities Exchange Act of 1934, as amended) of the shares of Common Stock owned by the Partnerships and the State Board.

      On June 15, 1998 sales were made on behalf of Corporate Partners, Offshore and the State Board of 848,300 shares, 61,684 shares and 90,016 shares, respectively, of Common Stock at a price of $40.00 per share. On June 23, 1998, sales were made on behalf of Corporate Partners, Offshore and the State Board of 848,300 shares, 61,684 shares and 90,016 shares, respectively, of Common Stock at a price of $41.6875 per share.